UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Grupo Televisa, S.A.B.

(Name of Issuer)

Global Depositary Shares, each representing five CPOs

(Title of Class of Securities)

40049J206

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40049J206
1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) -0-

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 40049J206
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40049J206
1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Grupo Televisa, S.A.B. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices Av. Vasco de Quiroga No. 2000 Colonia Santa Fe 01210 Mexico City Mexico
Item 2.
(a)	Name of Person Filing:
Melinda French Gates (“MFG”), Bill & Melinda Gates Foundation Trust (the “Trust”), and William H. Gates III (“WHG”, and together with MFG and the Trust, the “Reporting Persons”) (1)
(b)

Address of Principal Business Office or, if none, Residence:
MFG – 500 Fifth Avenue North, Seattle, Washington 98109

The Trust – 2365 Carillon Point, Kirkland, WA 98033

WHG – 500 Fifth Avenue North, Seattle, Washington 98109

	(c)	Citizenship: MFG is a citizen of the United States of America. The Trust is a charitable trust organized under the laws of the State of Washington. WHG is a citizen of the United States of America.
	(d)	Title of Class of Securities: Global Depositary Shares, each representing five Ordinary Participation Certificates, no par value
	(e)	CUSIP Number: 40049J206

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

(1)	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023	Melinda French Gates (1)

	By:	/s/ John K. Sage
		Name:	John K. Sage (2)
		Title:	Attorney-in-fact

Bill & Melinda Gates Foundation Trust (1)

	By:	/s/ Alan Heuberger
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

William H. Gates III (1)

	By:	/s/ Alan Heuberger
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

(1)	This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement, dated February 14, 2006, and included with the signature page to Cascade Investment L.L.C.’s Amendment No. 1 to Schedule 13G with respect to Grupo Televisa, S.A.B. on February 15, 2006, SEC File No. 005-60431, and incorporated by reference herein.

(2)	Duly authorized under Limited Durable Power of Attorney appointing John K. Sage and Brooke Anderson as attorneys-in-fact, dated December 14, 2021, by and on behalf of Melinda French Gates, filed as Exhibit 99.2 to Amendment No. 4 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Canadian National Railway Co. on December 20, 2021, SEC File No. 005-48661, and incorporated by reference herein.

(3)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger as attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.